UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: For the month of March 2024

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

SEALSQ Announces Three New Appointments to its Board of Directors

SEALSQ Corp (“SEALSQ” or “Company”), announces three new appointments to its Board of Directors, consisting of two Independent Non-Executive Board Members and one Executive Board Member.

Ruma Bose was appointed as an Independent Non-Executive Board Member effective June 14, 2023, and Danil Kerimi was appointed as an Independent Non-Executive Board Member effective November 1, 2023. John O’Hara was appointed as an Executive Board Member effective February 14, 2023.

Ruma Bose was most recently Chief Growth Officer (“CGO”) at Clearco, a SoftBank-backed fintech unicorn and the world’s largest e-commerce investor (in which she was previously a longtime advisor, venture partner and early investor). Previously, Ms. Bose was Managing Partner at Humanitarian Ventures, investing in high growth technology companies and leveraging their potential for the humanitarian sector. Ms. Bose was previously on the management council of Chobani, one of the world’s largest yogurt companies, where she served as President of Chobani Ventures and the Chobani Foundation. In addition to her roles at Chobani, she was also Founding President of Tent Foundation, which she helped establish as one of the leading foundations in the humanitarian sector. Ms. Bose’s earlier leadership roles include President and co-CEO at Sprayology, a pioneering homeopathic company; President at Vincent Longo, an iconic global cosmetics brand; Director at Roseworth Capital, a private equity investor focused on consumer/brand/retail and specialized business and financial services sectors; and Cofounder and VP Market Development at Finishline, a national chemical and products services company. Ms. Bose was part of the Bose Corporation startup team sent to launch and scale operations in India. She started her career as an analyst at Scotiabank in the International Banking Group. Ms. Bose sits on the Governing Board of Directors of Calvert Impact Capital, one of the pioneers of impact investing, gender lens investing and climate impact, which in the last 25 years has deployed over $4bn in 100+ countries and on KAO Corporation’s (Tokyo Stock Exchange: 4452) ESG External Advisory Board, the largest household and personal care product manufacturer in Japan. Ms. Bose is the 2021 recipient of the prestigious Scotiabank Ethical Leadership Award which, every year recognizes one ethical leader who, through their actions and decisions, have demonstrated character, courage, and adherence to ethical principles.

Danil Kerimi is an experienced technology and public relations executive with a track record of delivering impactful projects in corporate strategy, national and corporate digital transformation, tech and economic diplomacy in developed, emerging and frontier markets. After working with the United Nations Terrorism Prevention Branch and the Organization for Security and Cooperation in Europe after 9/11, Mr. Kerimi joined the World Economic Forum (“WEF”) during the Global Financial Crisis and over the period of 12 years served on the Leadership Teams in the Centers for Global Industries, Global Technology Governance and Regional Strategies. After leaving WEF, Mr. Kerimi co-founded the Edgelands Institute (Switzerland), helped establish a national fellowship for Diversity, Equity and Inclusion (USA) and advised start-ups, corporates, municipal, regional and national governments and international organizations. He regularly contributes to the initiatives that aim to promote competitiveness, increase productivity, and modernize public services delivery. Mr. Kerimi is working on the impact of AI and cognitive/neuro tech on the future of talent with several intergovernmental, academic and industry bodies, advising them on preparing their workforce, financial services, and portfolio companies to face emerging tech risks and opportunities. He has been elected to serve on the Independent Oversight Committee of the World Intellectual Property Organization, mandated to promote internal controls, review the effectiveness and operational independence of the internal oversight function, and review and advise on the ethics function.

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John O’Hara was appointed the Chief Financial Officer of SEALSQ on January 24, 2024. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Mr. O’Hara previously served as the International Financial Controller of WISeKey International Holding AG. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

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